RX²®

Pharmacy Technology That Squares

Personal Rx

Overview

The cornerstone of any next generation pharmacy is the ability to provide a significantly better patient experience.

Technology fuels the delivery of that experience.

From patient onboarding to refill management – the right technology makes it look easy.

RX2® MOBILE

Surrounding the patient with care.

Our mobile app makes it easy to take your pharmacy with you.

RX2® ADMIN

Driving next gen pharmacy.

Our administrative app makes it easy for staff to provide a VIP pharmacy experience.


9:41
Med List ▸ John Smith
John Smith
Info
Male, 61 years
Patient info is up to date!
Next Shipment
Mon, Mar 18 2019
3 Medications
+ Add
lisinopril (tablet)
10 mg
Delivery
fluoxetine (capsule)
40 mg
Delivery
simvastatin (tablet)
40 mg
Delivery
2 Contacts
+ Add
John Smith (me)

- **RX^2 Mobile** promotes adherence and a team approach to patient health.
- It puts the pharmacy at the fingertips of the patient - and caregivers too.
- Med Reminders, Location Calendar, Share My Meds, Delivery Info, Accounting and more.

- **RX^2 Admin** runs next gen pharmacy operations end-to-end.
- From patient registration to fulfillment, delivery, billing, refill management, QA and more.
- Extensible and agile – integrates with EHRs and other health systems.


Keith Gallant
September Test, 53 yrs (M)
Financials
$1,492.34
$1,482.34
$0.00
$100.00
Add Note
Notes
Called patient
Call re insurance

RX$^{2®}$ MOBILE

PersonalRx


Med List ▸ Bill Glass
RX2®
My Med List
Info
Patient info is up to date!
Next Shipment
January 15, 2020
4 Meds
Share
+ Add
Allopurinol 300 Mg Tablet (Tablet)
300 mg
Active
Escitalopram 10 Mg Tablet (Tablet)
10 mg
Active
Aripiprazole 2 Mg Tablet (Tablet)
2 mg
Active
Lisinopril 2.5 Mg Tablet (Tablet)
2.5 mg
Active
Isosorbide Mononit Er 30 Mg Tb (Tablet Sustained...
30 mg
Active

RX²®

Surrounding the patient with care.

My Med List is always in sync with pharmacy dispensing.

Share My Meds makes it simple to send a PDF of the med list to the doctor in seconds.

Med Reminders

Get notified when it's time to take your next dose.

- Check "Enable Reminders"
- Adjust reminder times to fit your schedule.
- Select your preferred type of reminder. A text message, a phone call or a nudge from "Alexa".



Carrier
22:33
80%
Reminders
RX2®
Set up automatic reminders for specific times below!
Enable Reminders
Reminder Times
Breakfast
08:30 AM
Lunch
12:30 PM
Dinner
6:00 PM


Carrier
22:33
80%
CareBoard
RX2
My Patients
Filter patients
James Patterson
Boca Raton, Florida
Jill House
Boynton Beach, Florida
Bill Glass
Duluth, Georgia
me
Add Patient

Caregiver Support

- Use the "Add a Contact" feature to invite a family member, caregiver or advocate to the patient's account.
- From the CareBoard, a caregiver selects the patient they wish to access.


RX² ADMIN
Admin 721 21 0
Philip Glass
PhilipGlass27@aol.com
Sign out →
+ Personal Task
+ Lead
My Dashboard
My Settings
Search
Acquisition Workflow
Refill Workflow
Group Shipping
Financials
Reports
App Users
PRX Users
Configuration
Diagnostics
Go to Last Patient
Reload
+ Adam Smith, 54 yrs (M)
Patient
On Service
Preferred Name: Sep
DOB: 05/30/1966
8 ORCHARD DR, PURCHASE, New York, 10577-2205
sep@personalrx.com
Mobile: (917) 685-8188
Alternate: No alternate phone provided
Created on: 08/08/2019 (about 10 months ago)
Patient Since: 09/18/2019 (about 9 months ago)
Batch: P14 → next date 06/12/2020
Owner: Lawrence M...
Squaw Valley
Tags
- Workflow
Request MedRec (Patient)
Create Ad-hoc Fill List
Update Owner & Batch
Override status (Admin)
Mark as closed
- Tasks
Show All
Library
Add
- Actions
Send initial RX² invitation
Create Survey
Ongoing Fill List #7 (Status: New)
- Med List
Status Filter
Current
RXs 20
Received 20
Add
Match
Auto Update
Status
Medication
Dosage
Supply
Gathering Status
Allopurinol 300 Mg Tablet
No notes provided
TAKE ONE TABLET ONCE DAILY
300 mg
Complete
Escitalopram 20 Mg Tablet
TAKE ONE TABLET BY MOUTH FOUR TIMES A DAY
20 mg
Tmp/Smz 80-400mg Tab
TAKE ONE TABLET BY MOUTH TWICE A DAY
400 mg-80 mg
Wellbutrin 100mg Tab
TAKE ONE TABLET BY MOUTH FOUR TIMES A DAY
100 mg
- Fill Lists
Add Custom
Fill List #7 (Batch: P14 - May 13, 2020)
Created on May 6th 2020 @ 9:22 PM
NEW
- Shipments
Add Custom
Add
Refill - May 21, 2020
Status: ACCEPTED | Carrier: UPS
Tracking No: 1Z59388YYN12853051
Created on May 21st 2020 @ 3:04 PM
Custom - May 14, 2020
Status: ACCEPTED | Carrier: FEDEX
Tracking No: 392865564025
Created on May 14th 2020 @ 5:43 PM
Refill - Feb 28, 2020
Status: DELIVERED | Carrier: UPS
Tracking No: 1Z59388YYN19062830
- Financials
Invoicing
Total Paid
$1,088.72
Total Billed
$1,088.72
Outstanding
$0.00
Credit Limit
$100.00
- Notes
Add Note
CRITICAL
Auto-Fill Requested
Lawrence Margolis on Feb 25th 2020 @ 1:48 PM
CRITICAL
Auto-Fill Requested
ok
Lawrence Margolis on Jan 22nd 2020 @ 3:06 PM
SMS to (191) 768-58188
Thank you for speaking with me. To learn more about PersonalRX please visit https://personalrx.com. Lawrence Margolis, (212) 430-3030.
Lawrence Margolis on Apr 3rd 2020 @ 7:39 AM
MEDREC²
Add
MedRec #120 (11 items)
Approved
Created on Mar 12th 2020 @ 3:36 PM

RX²® ADMIN

PersonalRx

Patient CRM

- Visibility and measurement at every stage of the pharmacy patient life cycle.
- Track lead generation sources, referrals and web-based patient registration.
- HIPAA- and PCI-compliant tools protect patient information, while revealing the status and next steps required for optimal customer service.
- Reports and dashboards reveal trends and outliers, along with opportunities for improvement and growth.


RX² ADMIN
Admin
721
21
0
Philip Glass
PhilipGlass27@aol.com
Sign out →
+ Personal Task
+ Lead
My Dashboard
My Settings
Search
Acquisition Workflow
Refill Workflow
Group Shipping
Financials
Reports
App Users
PRX Users
Configuration
Diagnostics
Go to Last Patient
Reload
+ Adam Smith, 54 yrs (M)
Patient
On Service
Preferred Name: Sep
DOB: 05/30/1966
8 ORCHARD DR, PURCHASE, New York, 10577-2205
sep@personalrx.com
Mobile: (917) 685-8188
Alternate: No alternate phone provided
Created on: 08/08/2019 (about 10 months ago)
Patient Since: 09/18/2019 (about 9 months ago)
Batch: P14 → next date 06/12/2020
Owner: Lawrence M...
Squaw Valley
Tags
- Workflow
Request MedRec (Patient)
Create Ad-hoc Fill List
Update Owner & Batch
Override status (Admin)
Mark as closed
- Tasks
Show All
Library
Add
- Actions
Send initial RX² invitation
Create Survey
Ongoing Fill List #7 (Status: New)
- Med List
Status Filter
Status
Medication
Production
Fill in Progress
Waiting for Check
Allopurinol 300 Mg
No notes provided
On Hold
Refills Remaining
Cancelled
Escitalopram 20 Mg
No notes provided
Production
Fill in Progress
Waiting for Data Entry
Tmp/Smz 80-400mg
No notes provided
Hidden
On Hold
Cancelled
Wellbutrin 100mg
No notes provided
- Fill Lists
Fill List #7 (Batch: P14 - May
Created on May 6th 2020 @ 9:22
- Shipments
Refill - May 21, 2020
Status: ACCEPTED | Carrier: UPS
Created on May 21st 2020
Custom - May 14, 2020
Status: ACCEPTED | Carrier: FED
Tracking No: 392865564025
Created on May 14th 2020
Refill - Feb 28, 2020
Status: DELIVERED | Carrier: UPS

Patient CRM

- Medication lists indicate Rx procurement and other statuses, notes, Hours of Administration (HOA), packaging and more.
- Color schemes and pulsing light brings attention to pressing “Alert” notifications.
- Counts of notifications and records awaiting action in queues associated with the system user are always present.

Workflow Management

- Visibility, measurement, system prompts and guardrails at every stage of production, fulfillment, delivery, QA and refill cycles.

- Integrates state-of-the-art billing, shipping and pharmacy robotics software.

- Drives and tracks workflow - from patient acquisition to fulfillment - through refill management processes.

- Reports and dashboards reveal trends and outliers, along with opportunities for improvement and growth.

Next Gen Pharmacy

- Integrated packaging, delivery and refill management.
- RX^2 Admin and RX^2 Mobile are in sync – customer service reps sees consumer views.
- Custom built to support Home Delivery and adherence packaging.


LUNCH
BREAKFAST
Open
Personal
William Glass
Breakfast
Wednesday Feb. 12
1 CARVEDILOL 25MG
1 METFORMIN HCL 500MG
1 MULTIVITAMIN
Personal

Acquisition Workflow



RX2 ADMIN
Admin
725
Keith Gallant
keith@personalrx.com
Sign out
Personal Task
Lead
My Dashboard
My Settings
Search
Acquisition Workflow
Refill Workflow
Group Shipping
Financials
Reports
App Users
PRX Users
Configuration
Diagnostics
Go to Last Patient
Patient Acquisition Workflow
Lead Validation
RX Gathering
MedRec
Confirmation
Patient
Filter by patient name or tag
Assignment
Keith Gallant (you)
Items Needing Attention
Items In Progress
James Stewart, 45 yrs
Target Start Date: None
Created on 06/16/2020 (about 10 minutes ago)
Owner: None
Lead New Integration DMS
Rita Calistone, 25 yrs
Target Start Date: None
Created on 05/21/2020 (about a month ago)
Assigned to Owner: Keith Gallant
Lead In Progress
Rose Johnstone, 73 yrs
Target Start Date: None
Created on 06/16/2020 (about 15 minutes ago)
Owner: None
Lead New Integration DMS
Ignacio Franklin, 38 yrs
Target Start Date: None
Created on 04/07/2020 (about 2 months ago)
Assigned to Owner: Keith Gallant
Lead In Progress
Franlyn Bartone, 23 yrs
Target Start Date: None
Created on 06/16/2020 (about 23 minutes ago)
Owner: None
Lead New Integration DMS
Phoebe Rollins, 29 yrs
Target Start Date: None
Created on 04/02/2020 (about 2 months ago)
Assigned to Owner: Keith Gallant
Lead In Progress
Marilyn Stone, 62 yrs
Target Start Date: None
Created on 06/16/2020 (about 43 minutes ago)
Owner: None
Lead New Integration DMS
Alejandro Ubieta, 52 yrs
Target Start Date: None
Created on 04/02/2020 (about 2 months ago)
Assigned to Owner: Keith Gallant
Lead In Progress None PRX Website
Mauricio Lafayette, 46 yrs
Target Start Date: None
Craig Henderson, 76 yrs
Target Start Date: None

Fulfillment Workflow


RX² ADMIN
Admin 21 1
Lawrence Margolis
larry@personalrx.com
Sign out
+ Personal Task
+ Lead
My Dashboard
My Settings
Search
Acquisition Workflow
Refill Workflow
Fulfillment Workflow
Inventory Management
Group Shipping
Financials
Reports
App Users
PRX Users
Configuration
Diagnostics
Fulfillment Workflow
Confirmed
In Progress
Dispenser Build
In Progress
RPh Verification
Consolidation
Shipping QC
Shipment Ready
Shipped
Filter by patient name or tag
Assignment
Select Users
Sort By
Start Date
Ascending
Descending
27 Items in list
James Stewart, 45 yrs - Cycle Fill List
Batch: P22 / Start Date: 06/21/2020
Assigned to Owner: Sonja Pusaver
Jewish Family Serv...
Confirmed
Confirmed
Confirmed
Rose Johnstone, 73 yrs - Cycle Fill List #455
Batch: P22 / Start Date: 06/21/2020
Assigned to Owner: Sonja Pusaver
Confirmed
Confirmed
NA
Franlyn Bartone, 23 yrs - Cycle Fill List #464
Batch: P21 / Start Date: 06/20/2020
Assigned to Owner: Serena Williams
Integration
DMS
Marilyn Stone, 62 yrs - Cycle Fill List #543
Batch: P21 / Start Date: 06/20/2020
Assigned to Owner: Sonja Pusaver
Pend Trx Fax
Jewish Family Serv...
PURPLE
Mauricio Lafayette, 46 yrs - Cycle Fill List
Batch: P20 / Start Date: 06/19/2020
Assigned to Owner: Yasmin Leon
Integration
Pt call MD
DMS
GREEN
Rita Calistone, 25 yrs - Cycle Fill List

RX² ADMIN

Personal Rx

Refill Workflow


RX2 ADMIN
Admin
721
Keith Gallant
keith@personalrx.com
Sign out
Personal Task
Lead
My Dashboard
My Settings
Search
Acquisition Workflow
Refill Workflow
Group Shipping
Financials
Reports
App Users
PRX Users
Configuration
Diagnostics
Go to Last Patient
Refill Workflow
Batches
Pending Patients
Mid-Cycle
Processing
RPh Check
Confirmation
Filter by patient name or tag
Assignment
Jesus Cabrera
Sort By
Start Date
Ascending
Descending
Items in list
James Stewart, 45 yrs - Cycle Fill List
Batch: P22 / Start Date: 06/21/2020
Assigned to Owner: Jesus Cabrera
Integration
Ptcall MD
DMS
Cycle Fill List #605
New
Rose Johnstone, 73 yrs - Cycle Fill List #455
Batch: P22 / Start Date: 06/21/2020
Assigned to Owner: Jesus Cabrera
Integration
DMS
GREEN
Cycle Fill List #634
New
Franlyn Bartone, 23 yrs - Cycle Fill List #464
Batch: P20 / Start Date: 06/19/2020
Assigned to Owner: Jesus Cabrera
JESPY
Cycle Fill List #607
New
Marilyn Stone, 62 yrs - Cycle Fill List #543
Batch: P20 / Start Date: 06/19/2020
Assigned to Owner: Jesus Cabrera
JESPY
Cycle Fill List #610
New
Mauricio Lafayette, 46 yrs - Cycle Fill List
Batch: P20 / Start Date: 06/19/2020
Assigned to Owner: Jesus Cabrera
Cycle Fill List #431
New

Medication Reconciliation


RX² ADMIN
Ongoing Fill List #7 (Status: New)
- Financials
Invoicing
Celecoxib 100 Mg Capsule
Hidden
As needed
TAKE ONE TABLET BY MOUTH ONCE A DAY
Dr. Doctor Test, (516) 408-3999
PackagedDrug 69097042212
Avapro 150mg Tab
Hidden
As needed
TAKE ONE TABLET BY MOUTH ONCE A DAY
Dr. Doctor Test, (516) 408-3999
PackagedDrug 00087277231
Warfarin Sodium 2mg Tab
Hidden
As needed
TAKE ONE TABLET BY MOUTH FOUR TIMES A DAY
Dr. Doctor Test, (516) 408-3999
PackagedDrug 68382005301
Wellbutrin 100mg Tab
Hidden
As needed
TAKE ONE TABLET BY MOUTH FOUR TIMES A DAY
Dr. Doctor Test, (516) 408-3999
PackagedDrug 00173017855
Warfarin Sodium 2mg Tab
Hidden
As needed
TAKE ONE TABLET BY MOUTH ONCE A DAY
Dr. Doctor Test, (516) 408-3999
PackagedDrug 68382005301
Venlafaxine Hcl Xr 150mg Cer
Hidden
MEDREC²
Approve
Reject
Notes & Comments
10 Drug Drug Interactions
0 Drug Food Interactions
0 Side Effects
11 Geriatric Precautions
13 Lactation Precautions
0 Pediatric Precautions
11 Pregnancy Precautions
3 - Moderate Interaction: Assess the risk to the patient and take action as needed.
ARIPIPRAZOLE 2 MG TABLET and BUPROPION HCL 100 MG TABLET may interact based on the potential interaction between ARIPIPRAZOLE and BUPROPION.
• Concurrent administration of a strong CYP2D6 inhibitor with aripiprazole may result in elevated levels of and toxicity from aripiprazole.(1-4) Concurrent use may also result in additive effects on the seizure threshold, increasing the risk of seizures.(5,6)
3 - Moderate Interaction: Assess the risk to the patient and take action as needed.
VENLAFAXINE HCL ER 150 MG CAP and IBUPROFEN 200 MG TABLET may interact based on the potential interaction between SSRIS; SNRIS and SELECTED NSAIDS; ASPIRIN.
• Concurrent use of a selective serotonin reuptake inhibitor(1-7,13) or a serotonin-norepinephrine reuptake inhibitor(8-10) and a NSAID may result in bleeding.
3 - Moderate Interaction: Assess the risk to the patient and take action as needed.
BUPROPION HCL 100 MG TABLET and VENLAFAXINE HCL ER 150 MG CAP may interact based on the potential interaction between BUPROPION and SNRIS; SSRIS.
• Concurrent use of bupropion and a SSRI or SNRI may result in additive effects on the seizure threshold, increasing the risk of seizures.(1,2)Concurrent use may also increase levels of and side effects from antidepressants metabolized by CYP2D6, such as citalopram, duloxetine, fluoxetine, fluvoxamine, paroxetine, and venlafaxine.(3)
3 - Moderate Interaction: Assess the risk to the patient and take action as needed.
ESCITALOPRAM 20 MG TABLET and CELECOXIB 100 MG CAPSULE may interact based on the potential interaction between SSRIS; SNRIS and SELECTED NSAIDS; ASPIRIN.
• Concurrent use of a selective serotonin reuptake inhibitor(1-7,13) or a serotonin-norepinephrine reuptake inhibitor(8-10) and a NSAID may result in bleeding.
3 - Moderate Interaction: Assess the risk to the patient and take action as needed.
BUPROPION HCL 100 MG TABLET and ESCITALOPRAM 20 MG TABLET may interact based on the potential interaction between BUPROPION and SNRIS; SSRIS.

Shipping


Refill Shipment for September Test
Shipment Date: Jun 16, 2020 | Status: NEW
Item Count: 7
No tracking number
Tracking information will be displayed once shipping label has been created
Shipping Label
Address
[Default] 8 ORCHARD DR, PURCHASE, 10577-2205
Shipping Service
FedEx 2Day®
Confirmation
Delivery
Options
None
Package Code
None
Weight
0.00
Unit
Pounds
Create Shipping Label
Group Shipment: Squaw Valley
Items in this shipment:
Avapro 150mg Tab
NDC: 00087277231 | Days Supply: 30
Bupropion Hcl 100 Mg Tablet

Billing and Accounts Receivable


RX2 ADMIN
Admin
721
Lawrence Margo
larry@personalrx.com
Sign out
Personal Task
My Dashboard
My Settings
Search
Acquisition Workfl
Refill Workflow
Group Shipping
Financials
Reports
App Users
PRX Users
Configuration
Diagnostics
Go to Last Patient
September Test, 54 yrs (M)
Ongoing Fill List #7 (Status: New)
Financials
Invoicing
Total Billed
$1,088.72
Credit Limit
$100.00
Add Note
Add
Business Tools
Recalibrate
Credit Limit
Invoice
Transaction
PAID
$1,088.72
BILLED
$1,088.72
OUTSTANDING
$0.00
CREDIT LIMIT
$100.00
Invoices for September Test
INV #00010203 Oct 02, 2019 Paid $62.31
INV #00010346 Oct 05, 2019 $37.99
INV #00011437 Nov 16, 2019
INV #00011894 Dec 07, 2019
INV #00013659 Feb 28, 2020
INV #00015320 May 21, 2020
Transactions
TXN #4917: Other
TEST - NO REAL BALANCE
Date: 06/10/2020, logged by Susan Nixon
$1,088.72
Invoice
Actions
CUSTOMER
September Test
Paid
INVOICE #
00010346
REFERENCE
Shipment #9323
INVOICE DATE
10/05/2019
OUTSTANDING
$0.00
Item
Date Shipped
Amount/Copay
Tax
Total
penicillin V potassium 500 mg ...
10/05/2019
$37.99
$0.00
$37.99
Add Line
Select Med
NOTES & TERMS
Optional
Total Due
$37.99
MANUAL TRANSACTIONS
Add

Financial Analysis


RX2 ADMIN
Admin
721
21
0
Lawrence Margolis
larry@personalrx.com
Sign out
+ Personal Task
+ Lead
My Dashboard
My Settings
Search
Acquisition Workflow
Refill Workflow
Group Shipping
Financials
Reports
App Users
PRX Users
Configuration
Diagnostics
Go to Last Patient
Financial Dashboard
OUTSTANDING < 30D
$15,856.97
OUTSTANDING > 30D
$49,985.49
TOTAL OUTSTANDING
$65,842.46
PAYMENT EXCEPTIONS
0
FROM
06/09/2020
TO
06/16/2020
BILLED
$4,430.27
COLLECTED
$699.89
OUTSTANDING
$3,730.38
SHIPMENTS
144
Billing Trend
Revenue
Outstanding
1400
1200
1000
800
600
400
200
0
Jun 09, '20
Jun 10, '20
Jun 11, '20
Jun 12, '20
Jun 13, '20
Jun 14, '20
Jun 15, '20


William Glass
Breakfast
Wednesday Feb. 12
1 CARVEDILOL 25MG
1 METFORMIN HCL 500MG
1 MULTIVITAMIN

Great technology lives
in the background.

It's the force behind the brand we've
built, the relationships we value and
the goals we've achieved.

Best of all, it makes life easier and creates
better health outcomes for our patients.

RX²® ADMIN

Personal Rx

Personal Rx
Your Pharmacy. Delivered.

To learn more or get in touch:

visit personalrx.com

email invest@personalrx.com